Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of disclosure letters that PLDT Inc. (the “Company”) filed today with the Philippine Stock Exchange, Inc. (“PSE”), the Securities and Exchange Commission (“SEC”), and the Philippine Dealing and Exchange Corporation (“PDEx”) in response to the PSE’s letter dated July 26, 2023 requesting the Company to clarify information and/or to provide relevant information in relation to the news article entitled “PLDT seen to reduce average spending by over 10%, raise P58B from more tower sales“ as posted in BusinessWorld (Online Edition) on July 26, 2023.

July 26, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge, Disclosure Department

Gentlemen:

We refer to the PSE’s letter dated July 26, 2023 requesting PLDT Inc. (“PLDT”) to clarify information and/or to provide relevant information in relation to the news article entitled “PLDT seen to reduce average spending by over 10%, raise P58B from more tower sales“ as posted in BusinessWorld (Online Edition) on July 26, 2023. The news article states, in part, as follows:

“PLDT Inc. is expected to lower its average capital expenditures (capex) by more than 10% from 2023 to 2025, according to a report by Singapore’s S&P Global Ratings.

The report — S&P’s Asia-Pacific 5G: Telcos Face A Billion-Dollar Balancing Act — said telecommunication companies’ investments in 5G technology ‘remains more credit risk than reward’.

‘We expect average capex intensity for the same population to be close to 19% in 2023 before easing slightly from 2024. This compares with the average of about 20% in 2019-2022, the period during which most telcos rolled out 5G,’ S&P said.

‘Some telcos will face less pressure than others. For rated telcos in Korea, Taiwan, and Philippines, we expect average capex to fall by more than 10% for 2023-2025,’ it said.

. . . .”

We cannot confirm or comment on any of the information reported on the above-quoted news article. Please note that the news article refers to a report by Singapore’s S&P Global Ratings, and not to any official statement or disclosure from PLDT.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

July 26, 2023

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head – Issuer Compliance and Disclosure Department

Gentlemen:

We furnish you with a copy of our reply to the Philippine Stock Exchange’s Letter dated July 26, 2023 wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the news article entitled “PLDT seen to reduce average spending by over 10%, raise P58B from more tower sales“ as posted in BusinessWorld (Online Edition) on July 26, 2023.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,415 As of June 30, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	July 26, 2023
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

Attached herewith is a copy of our reply to the Philippine Stock Exchange’s Letter dated July 26, 2023 wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the news article entitled “PLDT seen to reduce average spending by over 10%, raise P58B from more tower sales“ as posted in BusinessWorld (Online Edition) on July 26, 2023.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

July 26, 2023

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Abner Tito L. Alberto
Name	:	Abner Tito L. Alberto
Title	:	Assistant Corporate Secretary

Date : July 26, 2023